SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

VIRIDIAN THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

92790C104

(CUSIP Number)

Accomplice

Attention: Frank Castellucci

56 Wareham Street, Floor 3

Boston, MA 02118

(617) 588-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92790C104	13D	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ATLAS VENTURE FUND VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92790C104	13D	Page 3 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ATLAS VENTURE ASSOCIATES VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92790C104	13D	Page 4 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ATLAS VENTURE ASSOCIATES VII, INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92790C104	13D	Page 5 of 7

EXPLANATORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Reporting Persons on February 23, 2017 (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. On November 12, 2020, the Issuer effected a reverse stock split as a result of which every fifteen issued and outstanding shares of Common Stock were automatically combined into one issued and outstanding share of Common Stock.

ITEM 1.	SECURITY AND ISSUER.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Stock”), par value $0.01 per share (the “Shares”), of Viridian Therapeutics, Inc. (f/k/a Miragen Therapeutics, Inc.), a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 221 Crescent Street, Suite 401, Waltham, MA 02453. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c) of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons: Atlas Venture Fund VII, L.P., a Delaware limited partnership (“Atlas VII”), Atlas Venture Associates VII, L.P., a Delaware limited partnership (“AVA VII LP”) and Atlas Venture Associates VII, Inc., a Delaware corporation (“AVA VII Inc.”). Atlas VII, AVA VII LP and AVA VII Inc. are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

AVA VII LP is the sole general partner of Atlas VII, and AVA VII Inc. is the sole general partner of AVA VII LP.

The principal business of each of the Reporting Persons is venture capital investing. The business address and principal executive offices of each of the Reporting Persons are 56 Wareham Street, Floor 3, Boston, MA 02118.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As of June 7, 2023, none of the Reporting Persons may be deemed to beneficially own any shares of Common Stock of the Issuer.

CUSIP No. 92790C104	13D	Page 6 of 7

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth below:

Reporting Person Who Effected The Transaction	Date of Transaction	Nature of Transaction	Number of Shares	Average Price Per Share	Where and How the Transaction was Effected
Atlas VII	5/23/2023	Sale of Common Stock	37,464	$24.867957	Open market sale on NASDAQ
Atlas VII	5/24/2023	Sale of Common Stock	14,076	$24.191756	Open market sale on NASDAQ
Atlas VII	5/25/2023	Sale of Common Stock	673	$24.002077	Open market sale on NASDAQ
Atlas VII	5/30/2023	Sale of Common Stock	6,250	$24.045765	Open market sale on NASDAQ
Atlas VII	5/31/2023	Sale of Common Stock	24,647	$24.062877	Open market sale on NASDAQ
Atlas VII	6/1/2023	Sale of Common Stock	44,868	$24.538905	Open market sale on NASDAQ
Atlas VII	6/2/2023	Sale of Common Stock	22,128	$24.232527	Open market sale on NASDAQ
Atlas VII	6/5/2023	Sale of Common Stock	26,106	$24.770138	Open market sale on NASDAQ
Atlas VII	6/6/2023	Sale of Common Stock	29,276	$24.950464	Open market sale on NASDAQ
Atlas VII	6/7/2023	Sale of Common Stock	4,017	$24.964780	Open market sale on NASDAQ

(d) Not applicable.

(e) As of March 26, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

CUSIP No. 92790C104	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 14, 2023

ATLAS VENTURE FUND VII, L.P.

By:	Atlas Venture Associates VII, L.P., its general partner
By:	Atlas Venture Associates VII, Inc., its general partner

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

ATLAS VENTURE ASSOCIATES VII, L.P.

By:	Atlas Venture Associates VII, Inc., its general partner

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

ATLAS VENTURE ASSOCIATES VII, INC.

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary